UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Change in Certifying Accountant

Non-continuation of services of previous independent registered public accounting firm

On July 7, 2025, Critical Metals Corp. (the “Company”) notified Marcum LLP (“Marcum”), the Company’s then-current independent registered public accounting firm, that the Company’s engagement of Marcum for its audit and related services had terminated, effective as of July 7, 2025 (the “Termination Date”), and that such engagement was not being renewed in respect of the fiscal year ending June 30, 2025.

The decision to terminate Marcum’s engagement was approved by the audit committee of the Company’s board of directors (the “audit committee”) and the Company’s board of directors (the “Board”).

During the years ended June 30, 2024 and 2023 and through the Termination Date, the reports of Marcum on the Company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended June 30, 2024 and 2023 and through the Termination Date, there was no disagreement between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements.

During the years ended June 30, 2024 and 2023 and through the Termination Date, none of the events listed in paragraphs (a)(1)(v)(A) through (a)(1)(v)(D) of Item 16F of Form 20-F promulgated by the Securities and Exchange Commission (the “SEC”) (“Form 20-F”) (involving Marcum having advised the Company as to the matters described in those paragraphs) occurred.

Appointment of new independent registered public accounting firm

On May 23, 2025, but effective as of July 7, 2025 (the “Engagement Date”), the Company engaged CBIZ CPAs P.C. (“CBIZ”), as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2025. The decision to engage CBIZ as the Company’s independent registered public accounting firm has been approved by each of the audit committee and the Board.

During the years ended June 30, 2024 and 2023 and through the Engagement Date, the Company had not consulted with CBIZ regarding either:

(i)	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that CBIZ concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii)	any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company furthermore did not consult with Marcum regarding any issue described in the foregoing two paragraphs.

Previous independent registered public accounting firm review of disclosures

The Company has provided Marcum with a copy of the disclosures that it has made in this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) in accordance with Item 16F(a) of Form 20-F and requested from Marcum a letter addressed to the SEC stating whether Marcum agrees with the statements that the Company has made in response to Item 16F(a) and, if not, stating the respects in which it does not agree. A copy of that letter is furnished as Exhibit 15.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
15.1	Letter from Marcum LLP, dated July 10, 2025, as to the change in certifying accountant of Critical Metals Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: July 10, 2025

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